<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Period Ended March 31, 2007

<u>GENCO RESOURCES LTD.</u>
(Translation of registrant's name into English)

<u>Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   <u>X</u>   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No <u>X</u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>GENCO RESOURCES LTD.</u>
(Registrant)

Date: <u>May 30, 2007</u>   By: /s/ ***"Robert Gardner"***
                                                                   Name

                                                          Its: Chairman_____
                                                                   (Title)

Exhibit Index:

Exhibit No.	Description
99.1	Consolidated Financial Statements for the Period Ended March 31, 2007
99.2	Management Discussion and Analysis for the Period Ended March 31, 2007
99.3	Form 52-109F2 Certification of Interim Filings 3-31-07- R. Gardner, Chairman
99.4	Form 52-109F2 Certification of Interim Filings 3-31-07- W. Moorhouse, CFO

GENCO RESOURCES LTD.

Consolidated Financial Statements
As at March 31, 2007

999 West Hastings, Suite 550, Vancouver, BC, V6C 2W2, Canada
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
GGC (TSX Venture Exchange)

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-02 *Continuous Disclosure Obligations* of the Canadian Securities Administrators **WE HEREBY GIVE NOTICE THAT** our financial statements for the three month period ended March 31, 2007, which follow this notice, have not been reviewed by an auditor.

GENCO RESOURCES LTD.

Consolidated Balance Sheets
As at March 31, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	March 31 2007 $	December 31 2006 $
Assets		
Current assets		
Cash	**1,298,925**	2,184,209
Accounts receivable	**1,852,303**	1,738,315
Inventory (Note 4)	**674,950**	481,821
Prepaid expenses and deposits	**366,804**	399,128
	4,192,982	4,803,473
Mineral property interests (Note 5)	**44,974**	44,974
Property, plant, and equipment (Note 6)	**19,807,125**	17,596,628
	24,045,081	22,445,075
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**2,818,986**	2,695,089
Current portion of long term debt (Note 8)	**588,850**	582,650
	3,407,836	3,277,739
Long term debt (Note 8)	**1,989,956**	1,992,789
Asset retirement obligation (Note 9)	**170,309**	171,057
Future income tax (Note 13)	**841,996**	841,996
	6,410,097	6,283,581
Shareholders' Equity		
Share capital (Note 10)	**23,341,468**	21,357,790
Contributed surplus (Note 10)	**2,265,374**	1,936,985
Deficit	**(7,971,858)**	(7,133,281)
	17,634,984	16,161,494
	24,045,081	22,445,075

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Consolidated Statements of Operations and Deficit
For the three months ended March 31, 2007 and 2006
(Expressed in Canadian dollars)

	March 31 2007 $	March 31 2006 $
Sales	1,547,026	2,325,476
Cost of sales	1,235,825	1,457,445
Gross profit	311,201	868,031
Operating expenses		
Administrative	636,768	394,409
Stock-based compensation	488,337	427,675
	1,125,105	822,084
Operating income (loss)	(813,904)	45,947
Other income and (expense)		
Accretion on long term debt	(31,282)	(31,289)
Interest and other income	6,609	18,139
	(24,673)	(13,150)
Net income (loss) before tax	(838,577)	32,797
Future income tax	—	371,006
Net loss	(838,577)	(338,209)
Deficit, beginning	(7,133,281)	(5,640,889)
Deficit, ending	(7,971,858)	(5,979,098)
Earnings (loss) per share		
Basic	(0.03)	(0.01)
Fully diluted	(0.02)	(0.01)
Weighted average number of common shares outstanding		
Basic	31,927,955	26,820,377
Fully diluted	33,602,352	30,556,617

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.

Consolidated Statements of Cash Flows
For the three months ended March 31, 2007 and 2006
(Expressed in Canadian dollars)

	March 31 2007 $	March 31 2006 $
Cash Provided By (Used In) Operating Activities		
Net loss for the period	**(838,577)**	(338,209)
Items not affecting cash		
Accretion on long term debt	**31,282**	(31,289)
Amortization	**258,490**	139,909
Future income tax	**—**	371,006
Stock-based compensation	**488,337**	427,675
	(60,468)	569,092
Change in non-cash working capital items (Note 11)	**12,703**	(245,562)
Net cash provided by operating activities	**(47,765)**	323,530
Cash Provided By (Used In) Investing Activities		
Deferred exploration and development	**(2,173,202)**	(410,814)
Mine development changes in accounts payable	**(48,486)**	—
Mineral properties	**—**	(125)
Purchase of property, plant, and equipment	**(411,646)**	(39,298)
Net cash (used in) investing activities	**(2,633,334)**	(450,237)
Cash Provided By (Used In) Financing Activities		
Increase (decrease) in long term debt	**(27,915)**	39,626
Shares issued for cash (less costs)	**1,823,730**	1,299,240
Net cash provided by financing activities	**1,795,815**	1,338,866
Net Increase (Decrease) In Cash During The Period	**(885,284)**	1,212,159
Cash, Beginning	**2,184,209**	724,757
Cash, Ending	**1,298,925**	1,936,916

Supplementary cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

4

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

1. **Introduction**

   Genco Resources Ltd., (the "Company") was incorporated under the laws of the Province of British Columbia on February 29, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

   Effective August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. ("La Guitarra"). The purchase price for the acquisition was $5,000,000 USD with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, the Company issued 1,380,315 shares valued at $1.02 CAD per share to the vendor to satisfy $1,000,000 USD of the purchase price. The Company agreed to pay the balance of $4,000,000 USD by payments of $500,000 USD, payable in cash or shares at the Company's option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor. On September 1, 2005 and 2006 the Company made the second and third instalment payments of $500,000 USD each in cash. La Guitarra is now a wholly owned subsidiary and is incorporated under the laws of Mexico.

   The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

2. **Significant Accounting Policies**

   These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

   a) Basis of Presentation

      These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

      The Company is in the process of exploring, developing, and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

   b) Cash

      Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

c) Share Option Plan

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, *Stock-Based Compensation and Other Stock-Based Payments,* which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

d) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine.

e) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:	
Automotive equipment	25.00 %
Buildings	5.00 %
Computer equipment	30.00 %
Furniture and fixtures	10.00 %
Leasehold improvements	20.00 %
Mine equipment	12.00 %
Mine infrastructure	Unit of production basis
Declining balance:	
Computer equipment	30.00 % to 45.00 %
Office equipment	20.00 %

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

e) Property, Plant, and Equipment (continued)

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

f) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

g) Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

h) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

i) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

2. **Significant Accounting Policies (continued)**

    j) Exploration and Development Expenditures and Mineral Properties

    Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

    Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

    k) Income Taxes

    The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

    l) Provision for Reclamation and Closure

    On January 1, 2003, the Company adopted the standard of the CICA Handbook, *Asset Retirement Obligations*, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3. **Financial Instruments**

    The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments, and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

    Long term debt consists of a non-interest bearing promissory note of $2,500,000 USD (December 31, 2006 - $2,500,000 USD). This debt has been recorded at its fair value based on equal payments of $500,000 USD over 8 years starting August 1, 2004 and discounted at 5% per annum.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

4. Inventory

	March 31 2007 $	December 31 2006 $
Concentrate	**199,759**	117,879
Major spares	**115,113**	—
Parts and supplies	**360,078**	363,942
	674,950	481,821

5. Mineral Property Interests

	March 31 2007 $	December 31 2006 $
Oest property	**24,974**	24,974
Transvaal property	**20,000**	20,000
	44,974	44,974

Oest Property - Lyon County, Nevada, USA
The Company owns eight patented and six unpatented claims in the Devil's Gate - Chinatown Mining District. The Company did not expend any funds on exploration during the three months ended March 31, 2007 (March 31, 2006 - $125).

Transvaal Property - Kamloops Mining Division, BC, Canada
The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the three months ended March 31, 2007 (March 31, 2006 – Nil).

As of March 31, 2007, the Company still maintains the properties in good standing for further exploration and development or potential sale.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

6. **Property, Plant, and Equipment**

| | March 31, 2007 | | |
	Cost $	Accumulated Amortization $	Net $
Automotive	229,063	137,958	91,105
Buildings	930,277	185,743	744,534
Computer equipment	104,553	63,940	40,613
Furniture and fixtures	63,258	32,196	31,062
Leasehold improvements	44,250	36,875	7,375
Mine equipment	2,386,638	596,688	1,789,950
Mine infrastructure	11,668,318	874,895	10,793,423
Mine reclamation	120,948	23,867	97,081
	15,547,305	1,952,162	13,595,143
Work in progress			
Construction	129,010	—	128,980
Exploration	6,082,972	—	6,082,972
	6,211,982	—	6,211,982
	21,759,287	1,952,162	19,807,125

| | December 31, 2006 | | |
	Cost $	Accumulated Amortization $	Net $
Automotive	220,220	121,519	98,701
Buildings	930,277	173,556	756,721
Computer equipment	103,576	56,965	46,611
Furniture and fixtures	63,258	30,724	32,534
Leasehold improvements	44,250	34,663	9,587
Mine equipment	1,881,007	551,861	1,329,146
Mine infrastructure	11,794,987	718,012	11,076,975
Mine reclamation	120,948	21,779	99,169
	15,158,523	1,709,079	13,449,444
Work in progress			
Construction	128,980	—	128,980
Equipment not depreciated	235,073	—	235,073
Exploration	3,783,131	—	3,783,131
	4,147,184	—	4,147,184
	19,305,707	1,709,079	17,596,628

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

7. Related Party Transactions

During the three month period ended March 31, 2007, the Company paid $131,424 in consulting and management fees to directors and officers (March 31, 2006 - $72,000). As at March 31, 2007, there are no amounts owing to directors and officers of the Company included in accounts payable (December 31, 2006: $14,035).

During the three month period ended March 31, 2007, directors and officers of the Company exercised options to purchase 260,072 shares at prices ranging from $0.80 to $0.85 per share and paid $218,561. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 each and paid $9,630.

8. Long Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay $4,000,000 USD ($5,318,000 CAD) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of $500,000 USD on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2007 is $588,850 CAD and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

	March 31 2007 $	December 31 2006 $
Current portion	588,850	582,650
Long term portion	1,989,956	1,992,789
Total debt	2,578,806	2,575,439

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

9. **Provision for Asset Retirement Obligation**

	March 31 2007 $	December 31 2006 $
Balance, beginning	171,057	198,542
Accretion expense for the period	1,476	7,421
Change in estimate	(2,224)	(34,906)
Balance, ending	170,309	171,057

10. **Share Capital**

Authorized: unlimited Common Shares without par value

Issued and outstanding:	Number of Common Shares	Share Capital $	Contributed Surplus $
Balance, December 31, 2005	25,917,855	15,740,114	616,662
Exercise of stock options	744,872	966,674	(346,147)
Exercise of warrants	4,616,001	4,651,002	—
Stock-based compensation	—	—	1,666,470
Balance, December 31, 2006	31,278,728	21,357,790	1,936,985
Exercise of stock options	360,072	463,510	(159,948)
Exercise of warrants	1,689,075	1,520,168	—
Stock-based compensation	—	—	488,337
Balance, March 31, 2007	33,327,875	23,341,468	2,265,374

a) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 65%, an annual risk free interest rate ranging from 4.00% to 4.25% and vesting over various periods from immediately to 5 years. The fair value of the stock options ranged from $0.40 to $1.18 per stock option.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

10. Share Capital (continued)

a) Options (continued)

A summary of the Company's options at March 31, 2007 is presented as follows:

	Number of Common Shares	Weighted Average Exercise Price Per Share $
Balance, December 31, 2005	**2,183,194**	**0.86**
Granted	1,637,932	2.07
Exercised	(744,872)	0.83
Expired or cancelled	(13,750)	1.15
Balance, December 31, 2006	**3,062,504**	**1.51**
Granted	400,000	3.05
Exercised	(360,072)	0.84
Expired or cancelled	(52,250)	1.88
Balance, March 31, 2007	**3,050,182**	**1.78**

b) Warrants

A summary of the Company's warrants at March 31, 2007 is presented as follows:

	Number of Common Shares	Weighted Average Exercise Price Per Share $
Balance, December 31, 2005	**6,405,076**	**0.98**
Exercised	(4,616,001)	1.01
Balance, December 31, 2006	**1,789,075**	**0.90**
Exercised	(1,689,075)	0.90
Balance, March 31, 2007	**100,000**	**0.90**

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

11. Change in Non-Cash Working Capital

	March 31 2007 $	March 31 2006 $
Accounts receivable	(113,988)	(107,777)
Inventory	(78,016)	(32,631)
Prepaid expenses and deposits	32,324	(12,629)
Accounts payable and accrued liabilities	123,897	(92,525)
	(35,783)	(245,562)
Less: mine development changes in accounts payable	(48,486)	—
	12,703	(245,562)

12. Supplementary Cash Flow Information

	March 31 2007 $	March 31 2006 $
Interest received	6,609	18,139
Interest paid	—	—
Income taxes paid	—	—

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

13. Income Tax

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2006 and 2005.

	December 31 2006 $	December 31 2005 $
Net income (loss) before tax	(599,387)	815,424
Income tax rate	34.12 %	34.12 %
Expected income tax expense (recovery) at above rates	(204,511)	278,223
Increase (decrease) due to:		
Impact of lower statutory rates on foreign subsidiaries	(153,992)	(98,300)
Non-deductible stock compensation expense	568,600	92,213
Non-deductible accretion on long term debt	40,627	46,817
Non-deductible expenses	13,147	2,100
Effect of the expiry of tax losses	(26,308)	(25,900)
Temporary difference not recognized in the period	—	—
Valuation allowance	654,247	(197,402)
Provision for income taxes	891,810	97,751

	December 31 2006 $	December 31 2005 $
The provision for income taxes consists of:		
Current income taxes	51,009	4,118
Future income taxes	840,801	93,633
	891,810	97,751

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

13. Income Tax (continued)

The following table reflects future income tax assets (liabilities) as at December 31, 2006 and 2005:

	December 31 2006 $	December 31 2005 $
Future income tax assets (liabilities)		
Impact of reduction in tax rates on future income taxes	—	—
Unclaimed non-capital losses	3,482,377	2,547,247
Accounting value of mineral properties in excess of tax	(3,038,598)	(1,721,945)
Non-deductible reclamation costs and other	47,896	59,563
Valuation allowance	(1,333,671)	(884,865)
	(841,996)	—

The Company has non-capital loss carryforwards expiring in the following years:

	Canada $	Mexico $	Total $
2007	78,933	—	78,933
2008	86,180	—	86,180
2009	96,951	—	96,951
2010	297,849	—	297,849
2013	—	2,692,258	2,692,258
2014	894,865	2,383,797	3,278,662
2015	1,664,483	—	1,664,483
2016	—	1,143,108	1,143,108
2026	1,983,350	—	1,983,350
	5,102,611	6,219,163	11,321,774

14. Subsequent Event

Subsequent to March 31, 2007, the Company issued incentive stock options to various directors, officers, consultants, and employees of the Company. The stock options are exercisable to purchase 319,000 common shares of the Company for a period of five years at an exercise price of $3.90 per share.

GENCO RESOURCES LTD.

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

15. Economic Dependency

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at March 31, 2007 is $508,307 (March 31, 2006: $852,453) owing from Compania Minera Pena de Bernal.

16. Comparative Amounts

Certain of the prior year's comparative amounts have been reclassified to conform to the presentation adopted in the current year.

17. Recent Accounting Pronouncements

This Section details recent accounting pronouncements that impact these and future financial statements.

a) Financial Instruments – Recognition and Measurement, Section 3855

In 2005, the CICA issued Section 3855, *Financial Instruments, Recognition and Measurement*. This Section establishes guidelines for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

i) financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

ii) fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

iii) only items that are assets or liabilities should be reported as such in financial statements; and

iv) special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's financial position and results of operation.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2007
(Expressed in Canadian dollars)

17. Recent Accounting Pronouncements (continued)

    a)   Financial Instruments – Recognition and Measurement, Section 3855 (continued)

During 2005, the CICA also issued Section 3861, *Financial Instruments – Disclosure and Presentation*. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

    b)   Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13), *Hedging Relationships* and Section 1650, *Foreign Currency Translation*, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

    c)   Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income represents a change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative investments, and foreign currency gains and losses related to self-sustaining foreign operations. The Company does not believe that it will have any comprehensive income when it adopts this standard commencing January 1, 2007.



GENCO RESOURCES LTD.

GENCO RESOURCES LTD.

Management's Discussion and Analysis
For the Period Ended March 31, 2007

Suite 550 – 999 West Hastings, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235 Web: www.gencoresources.com
GGC (TSX Venture Exchange)

May 30, 2007

Introduction

The following Management's Discussion and Analysis ("MD&A") of Genco Resources Ltd. (the "Company") should be read in conjunction with the Company's consolidated financial statements for the period ended March 31, 2007 and audited consolidated financial statements for the year ended December 31, 2006 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management's Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Background

The Company's core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico. Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims. The Company also owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, known as the Transvaal Property. At this time the Company has no plans to develop either the Oest Claims or Transvaal Property, but intends to maintain all claims in good standing for future exploration or disposition.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin, S.A. de C.V. ("Luismin") of La Guitarra Compañia Minera, S.A. de C.V. ("La Guitarra"), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all associated assets, including the rights to exploit the entire Temascaltepec Mining District. The purchase price was $5,000,000 USD with an initial payment of $1,000,000 USD worth of Common Shares of the Company (1,380,315 shares) made on closing and payments of $500,000 USD payable on the first through eighth anniversaries of closing. All payments are payable in cash or Common Shares of the Company at its sole discretion. To date the Company has issued 2,170,742 Common Shares and paid $1,000,000 USD in cash to satisfy the initial payment and first three annual payments to Luismin.

By news release dated May 16, 2007 the Company released the results of an independent audit of mineral reserves and resources for La Guitarra Mine and the Temascaltepec Mining District. Reserves and resources as of December 31, 2006 were reported in compliance with National Instrument 43-101 *Standards of Disclosure for Mineral Properties* ("NI 43-101") of the Canadian Securities Administrators. The report was prepared by Glenn R. Clark, P. Eng., a qualified independent person for NI 43-101 reporting purposes, and the findings were as follows:

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Reserve						
Proven	97,900	196	3.21	617,000	10,100	1,122,000
Probable	430,800	332	1.17	4,600,000	16,300	5,415,000
Proven + Probable	**528,700**	**307**	**1.55**	**5,217,000**	**26,400**	**6,537,000**
Resource						
Measured	570,000	60	0.60	1,100,000	11,000	1,650,000
Indicated	691,000	78	0.75	1,733,000	16,600	2,563,000
Measured + Indicated	**1,261,000**	**70**	**0.68**	**2,833,300**	**27,600**	**4,213,000**
Inferred	**19,830,000**	**156**	**1.38**	**99,440,000**	**877,000**	**143,290,000**

Underground reserves and resources were based on a silver equivalent (eAg) of 135 grams per tonne (g/t) cut-off, a US$40 per tonne mining and milling cost and 85% recovery for both silver and gold. Surface resources were calculated using a 20 g/t eAg cut-off. Reserves and resources were calculated using information obtained from channel sampling and diamond and core drilling. All estimations were based on US$550/oz gold and US$11/oz silver. A 50:1 silver to gold equivalency ratio was used in calculating silver equivalent ounces.

Accomplishments

La Guitarra and San Rafael Mines
Since purchasing La Guitarra the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively "La Guitarra Mine"). During the three months ended March 31, 2007 capital investments focused on expanding infrastructure in La Guitarra Mine for increased future production and collecting geological and metallurgical information to assist in planning future exploration and development. Work during the period included: construction of 590 meters of ramps, cross cuts and drifts; over 7,500 meters of diamond and core drilling consisting of 2,900 meters of diamond drilling and 4,600 meters of core drilling; and development of new ore passes and ventilation raises.

In January of 2007 La Guitarra secured permission to conduct a test of surface mining in conjunction with a surface stabilization program on the Creston area of the La Guitarra vein. The Creston area currently has a reserve of 77,400 proven and probable tonnes grading 113 g/t silver and 2.2 g/t gold, 1,261,000 measured and indicated tonnes grading 70g/t silver and 0.68g/t gold, and an inferred resource of 14,000,000 tonnes grading 72g/t silver and 0.77g/t gold. Management believes that the Creston area may have the potential to be developed as a bulk tonnage low-moderate grade mining operation. Test mining was designed to provide baseline information for mineral recoveries and mining costs.

Metallurgical lab work conducted to test the recoverability of mineral in the Creston ore prior to the test mining had been limited to samples taken from surface outcrops and other areas exposed to the elements. Tests had shown the oxide ores at surface were amenable to heap leach processing with metal recoveries from column tests ranging between 54%-83% for silver and 51%-68% for gold using relatively finely crushed material after 240 days with tests ongoing and metal recoveries rising. Tests had also shown the oxide ores from surface were amenable to cyanide mill processing with metal recoveries from bottle roll tests as high as 97% for both metals.

By processing ore obtained from the Creston test mining/surface stabilization program the Company was able to determine silver and gold recoveries using the conventional flotation circuit in the existing La Guitarra Mill and also obtain better samples of surface oxide ores for further bottle roll and column tests. Initial recoveries on surface ore processed in the existing flotation mill were disappointing, but after adjusting the reagent mix, grind and retention times, recoveries improved dramatically. During the test recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold. Mill staff is confident with further adjustments to reagents and the milling process the recoveries could approach the life of mine average recoveries of 84.30% for silver and 82.73% for gold of the mix of oxide and sulphide ores currently produced from underground.

During the three month period ended March 31, 2007 approximately 13,800 tonnes of ore grade material were taken from surface and processed in La Guitarra's flotation mill. The Creston test mining was completed in April of 2007 and Management is now assessing information collected from the test mining and ongoing test work to determine the economic feasibility of developing the Creston for future large scale production.

Nazareno
The historic Nazareno Mine is located approximately four kilometres northwest of La Guitarra. During the three month period ended March 31, 2007 a plan for upgrading existing seasonal access to Nazareno to year round access was developed and initiated. The Company expects that this work will be completed during the third quarter of 2007. When completed the improved access will allow further exploration work at surface and from underground to determine the extent of mineralization and the economic feasibility of reopening the historic Nazareno Mine.

Future plans for fiscal 2007 include approximately 200 additional meters of ramps and crosscuts, up to 2,000 meters of diamond drilling and metallurgical testing of samples obtained from old workings and fresh ore.

Mina de Agua
Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra) during the first half of 2006. This information was used to develop a surface diamond drill program and in the first three months of 2007, over 7,000 meters of drilling was completed bringing total drilling in the area during the past nine months to over 14,400 meters.

4

Management made a decision in the fall of 2006 to construct an underground exploration ramp to access the Santa Ana Vein to allow the extraction of test ore and enhance the information data base prior to making a commercial production decision. During the three month period ended March 31, 2007 a development portal was collared and over 235 meters of underground ramps and drifts were developed to access the principal vein and historic workings.

During the remainder of fiscal 2007 the Company plans include continued diamond drilling of the multiple veins located at Mina de Agua, development of proven and probable ore blocks which have been defined by drilling, test mining of developed ore blocks and infrastructure improvements.

General

The Company continues its efforts to contain costs in an inflationary environment. The Company has ordered new mill equipment for La Guitarra Mill, which is expected to reduce costs by approximately $3.00 USD per tonne of ore milled or $0.24 USD per silver equivalent ounce produced based on current proven reserve average grades. These mill upgrades are expected to be completed in June of 2007. It is anticipated there will be minimal disruption of metal production while the upgrade work is conducted.

On August 3, 2006 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District (see news release dated August 3, 2006). The first phase is to include up to 15,000 meters of trenching, 50,000 meters of core drilling and district wide mapping and sampling. As of March 31, 2007 over 34,000 meters of core and reverse circulation drilling were complete. The majority of the planned trench work has been cancelled after initial trench results failed to provide useful information due to high levels of mineral leaching at surface. The majority of phase one work is expected to be completed by the end of June, 2007. The Company has used information gained during phase one to develop plans for future district exploration, mine development and expansion of production.

Overall Performance

During the period ended March 31, 2007 the Company recorded higher mill utilization at La Guitarra, but as a result of the lower grade ore and lower recoveries from the large scale surface test mining operation fewer silver and gold ounces were produced during the period than the corresponding period in 2006. Management anticipates mineral production to return to previous levels at the conclusion of Creston test mining and the return to processing underground ore. The long term value of the information gained from the test mining is expected to exceed the value of any short term reduction in production.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	3 Months Ended March 31, 2007	3 Months Ended March 31, 2006	12 Months Ended December 31, 2006
Tonnes milled	18,161	12,499	53,873
Silver equivalent ounces	120,740	227,402	777,710
Silver ounces	76,479	142,790	532,506
Gold ounces	907	1,480	4,705
Silver equivalent grade (gpt)	301	633	501
Average realized silver price US$	13.31	9.69	11.54
Average realized gold price US$	649.72	554.21	601.70
Gold$/silver$ equivalency factor	48.80	57.17	52.12

Production Costs

During the period production costs increased at La Guitarra with a cash operating cost of $5.03 USD (March 31, 2006 - $4.43 USD), total cash cost of $5.61 USD (March 31, 2006 - $4.76 USD) and total production costs of $7.43 USD (March 31, 2006 - $5.41 USD) per silver equivalent ounce produced. Despite the significantly lower total ounces produced and less than optimized surface mining operation the cash operating cost and total cash cost were not significantly higher than in previous quarters. Management feels this cost profile demonstrates the potential economic viability of mining the Creston area and believes that with a much larger operation it may be possible to significantly lower costs through greater efficiencies of operation.

Selected Annual Information

	December 31, 2006	December 31, 2005
	$	$
Total revenue	8,568,324	7,187,026
Operating profit	2,967,581	2,582,409
Net income (loss)	(1,492,392)	719,078
Net income (loss) per-share	(0.05)	0.03
Net income (loss) per-share fully diluted	(0.05)	0.03
Total assets	22,445,075	14,905,482
Total long-term liabilities	3,005,842	2,636,481
Cash dividends per-share	–	–

Revenues are from operations at La Guitarra and are recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso. See section 2.e) *Foreign Currency Translation* of the Notes to Consolidated Financial Statements.

Results of Operations

For the three months ended March 31, 2007 revenues were $1,547,026 (March 31, 2006 - $2,325,476), cost of sales were $1,235,825 (March 31, 2006 - $1,457,445) and gross income from operations was $311,201 (March 31, 2006 - $868,031). The Company posted a net loss of $838,577 (March 31, 2006 - $338,209) and a net loss per share of $0.03 (March 31, 2006 – $0.01).

Revenues during the quarter were affected by the test mining of surface ores. During the test lower than normal grade ores were processed and initial recoveries were below life of mine averages. Increased mill through-put during the test was not sufficient to compensate for the lower grades and initial lower recoveries. Management feels the information gained from the test justified the lower mineral production and expects lost production will be made up in the future.

During the three month period ended March 31, 2007 cash flows used in investing activities were $2,633,334 (March 31, 2005 - $450,237) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work at La Guitarra and the purchase of additional mine and mill equipment.

Assets totalled $24,045,081 at March 31, 2007, an increase of $1,600,006 during the period. Asset growth reflects the ongoing development of the San Rafael Mine, development at Mina de Agua and district exploration. During the period current assets decreased $610,491 to $4,192,982 (December 31, 2006 - $4,803,473) and the net working capital was $785,146 (December 31, 2006 - $1,525,734). Current liabilities increased $130,097 during the period to $3,407,836 on March 31, 2007. The increase in current liabilities was a result of exploration and development activity at La Guitarra. Long term liabilities were $3,002,261.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
	$	$	$	$
Total revenue	1,547,026	1,542,224	2,009,404	2,691,220
Operating profit	311,201	(335,498)	1,090,936	1,344,112
Net income (loss)	(838,577)	(945,308)	(351,610)	142,734
Net gain (loss) per-share	(0.03)	(0.03)	(0.01)	0.00
Net gain (loss) per-share fully diluted	(0.02)	(0.03)	(0.01)	0.00

	March 31, 2006	December 31, 2005*	September 30, 2005*	June 30, 2005*
	$	$	$	$
Total revenue	2,325,476	1,354,722	1,957,094	2,046,217
Operating profit	868,031	537,120	500,169	822,411
Net gain (loss)	(338,209)	(55,517)	244,464	198,575
Net gain (loss) per-share	(0.01)	(0.00)	0.01	0.01
Net gain (loss) per-share fully diluted	(0.01)	(0.00)	0.01	0.01

*Restated

All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant. The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the three month period ended March 31, 2007 the Company recorded a stock-based compensation expense of $488,337 (March 31, 2006 - $427,675).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On March 31, 2007 the Company had cash reserves of $1,298,925, current assets of $4,192,982 and net working capital of $785,146 (December 31, 2006 - $1,525,734). Subsequent to March 31, 2007 the Company received gross proceeds of $738,122 from the exercise of 324,750 stock options and 100,000 warrants. The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations and current expansion plans.

The following table summarizes the Company's contractual obligations on March 31, 2007.

Contractual Obligations	Payments Due by Period				
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	$2,894,650	$588,850	$1,152,900	$1,152,900	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Leases	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long Term Obligations*	$170,309	Nil	Nil	Nil	$170,309
Total Contractual Obligations	$3,064,959	$588,850	$1,152,900	$1,152,900	$170,309

*Asset retirement obligation – Present value of reclamation and closure costs

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many small resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the three months ended March 31, 2007 consulting and management fees paid to directors and officers of the Company amounted to $131,424 (March 31, 2006 - $72,000).

During the three month period ended March 31, 2007 directors of the Company exercised options to purchase 260,072 Common Shares at prices ranging from $0.80 to $0.85 each and the Company received $218,561. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 and the Company received $9,630.

Critical Accounting Policies

The Company's critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management's knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

The Company's accounting policy is described in the notes to the Company's consolidated financial statements for the period ended March 31, 2007. During the first three months of 2007 there were no changes in the accounting policy.

Financial Instruments and Other Instruments

The Company held cash and cash equivalents at March 31, 2007 as shown in the Company's consolidated financial statements. There were no off-balance sheet or other instruments.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, with 33,327,875 outstanding on March 31, 2007 and 33,752,625 as of the date of this MD&A. On March 31, 2007 options to purchase 3,050,182 Common Shares and warrants to purchase 100,000 Common Shares were outstanding. As of the date of this MD&A options to purchase 3,044,432 Common Shares and no warrants were outstanding.

Outlook

During fiscal 2007 the Company will continue work to expand operations at La Guitarra including further development of the San Rafael Mine. The potential to open new production centers as Mina de Agua and Nazareno continue to be assessed and the Company hopes make production decisions on these areas during the year. Management is encouraged by the results of the recent test mining in the Creston area and will continue to explore options to exploit this substantial resource.

The Company believes that continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. As the District potential becomes better known this information as well as information obtained from ongoing metallurgical studies will be used to plan future production and infrastructure expansion.

Management believes the Temascaltepec District has excellent exploration potential and production may be developed significantly beyond its current levels. In order to exploit the production potential of the District Management is currently investigating several potential future mining and milling scenarios including mining from both surface and underground and expanded processing capacity. Potential expansion of processing capacity could include expansion of the existing mill, construction of a heap leach operation, construction of a new mill or mills in the District or a combination of new and expanded milling capacity and heap leach.

The Company continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive. La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.

Qualified Person

All scientific and technical information concerning the Company's projects which form the basis for disclosure regarding such projects contained in this MD&A, other than the resource and reserve estimates, was prepared by or under the supervision of a Company Director, James McDonald B.Sc. (Geology) and P. Geo., a 'qualified person' for the purposes of NI 43-101.

Form 52-109F2 *Certification of Interim Filings*

I, ***Robert Gardner, Chairman*** of ***Genco Resources Ltd.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Genco Resources Ltd.***, (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"Robert Gardner"

Robert Gardner
Chairman

Form 52-109F2 *Certification of Interim Filings*

I, *Wayne Moorhouse, CFO* of *Genco Resources Ltd.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Genco Resources Ltd.*, (the issuer) for the interim period ending *March 31, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"Wayne Moorhouse"

Wayne Moorhouse
CFO